Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153


FOR IMMEDIATE RELEASE

                 TRADE CASES FILED AGAINST DUMPED AND SUBSIDIZED
                         IMPORTS OF COLD-ROLLED PRODUCTS


     PITTSBURGH, Sept. 28 - United States Steel LLC (NYSE: X) along with

Bethlehem Steel Corporation, LTV Steel Company and National Steel Corporation

today announced the filing of trade law actions against the major importers of cold-rolled steel products into the United States. Antidumping suits were filed against Argentina, Australia, Belgium, Brazil, China, France, Germany, India,

Japan, South Korea, the Netherlands, New Zealand, Russia, South Africa, Spain,

Sweden, Taiwan, Thailand, Turkey, and Venezuela. Countervailing duty suits were filed against Argentina, Brazil, France, and South Korea. The petitioners accounted for 69 percent of shipments of cold-rolled products by domestic producers in 2000.

     American steel companies and their thousands of dedicated workers are being devastated by dumped and heavily subsidized steel imports. The massive global overcapacity of steel, which is being dumped into the U.S. market, is a direct result of ill-guided policies of foreign governments which subsidize their excess and inefficient steel capacity and protect their home markets.

     These unfairly traded imports have had a disastrous effect on prices,

resulting in enormous financial losses, significant production cutbacks and the elimination of thousands of American steelworkers' jobs. American steel companies have a responsibility to their workers, their shareholders and their communities to use all tools available under the law to fight back against these unfair trade practices.

     Thomas Usher, president and CEO of U. S. Steel, stated that "[t]hese cases are consistent with the President's 'three-part strategy' for restoring a level playing field for American steel companies and workers. The President has clearly stated that the United States will take all necessary steps to combat unfairly traded imports and its causes."

     The American steel industry is among the most innovative, environmentally responsible and efficient in the world, but it cannot compete with heavily subsidized and unfairly priced imports.

     "We as an industry have invested heavily with our own funds to create a modern and highly competitive domestic industry, but American companies and workers should not be expected to compete against foreign steel companies whose apparent business model is to rely on subsidies from their governments and protected home markets" said Robert S. Miller, Chairman and CEO of Bethlehem

Steel.

     William Bricker, Chairman and CEO of LTV Steel, also stated that "[w]e have made the difficult investments and sacrifices since the 1980's to become among the best in making steel. Foreign companies have not. They rely on subsidies and on dumping their products into this market."

     The cases filed today demonstrate antidumping margins of as high as 150 percent and subsidy margins over 40 percent. Imports of cold-rolled products from the countries cited in these cases have increased by 38 percent since 2000.

Imports from these countries now represent over 80 percent of all imports of cold-rolled steel products.

                                      -oOo-

2001-9-28